Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, March 10, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record 2025 Results

Strong Finish to the Year

2025 was a record-breaking year for Franco-Nevada driven by higher precious metal prices and growing production. “We achieved the top end of our revised 2025 GEO guidance range thanks to a strong fourth quarter”, stated Paul Brink, CEO. “The record increase in our annual cash flow allowed us to announce a 16% dividend increase in January this year. 2025 joined 2024 as two of our best-ever years for capital deployment. That success has continued post year-end and we have announced four further attractive acquisitions, all of which add additional optionality and create real value for shareholders rather than simply adding scale. Our 2026 guidance and the five-year outlook point to a strong growth foundation and the tremendous amount of exploration capital expected to be spent by operators on projects in our deep royalty portfolio is set to provide powerful additional organic growth. A restart of Cobre Panama would add significant further growth, and the Panamanian Government's willingness to approve the processing of stockpiles is a positive step in that direction. With the industry’s largest portfolio of gold royalties, no debt and $3.1 billion in available capital we are uniquely positioned to continue to create shareholder value.”

Financial Highlights – Q4 2025 compared to Q4 2024

●	$597.3 million in revenue (a new record), +86%
●	141,656 GEOs[1] sold, +18%
●	129,690 Net GEOs[1] sold, +21%
●	$426.5 million in operating cash flow, +76%
●	$541.2 million in Adjusted EBITDA[2] or $2.81/share (new records), +95%
●	$367.7 million in net income or $1.91/share (new records), +110%
●	$356.2 million in Adjusted Net Income[2] or $1.85/share (new records), +94%

Financial Highlights – 2025 compared to 2024

●	$1,822.8 million in revenue (a new record), +64%
●	519,106 GEOs sold (including 11,208 GEOs from Cobre Panamá), +12%
●	469,819 Net GEOs sold, +15%
●	$1,493.7 million in operating cash flow (a new record), +80%
●	$1,656.1 million in Adjusted EBITDA or $8.59/share (new records), +74%
●	$1,112.1 million in net income or $5.77/share (new records), +101%
●	$1,075.2 million in Adjusted Net Income or $5.58/share (new records), +74%

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity
	Q4 2025		Q4 2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	101,140	$422.3	79,532	$211.6
Silver	24,078	102.4	13,689	36.2
PGM	2,741	12.8	2,344	6.5
	127,959	$537.5	95,565	$254.3
DIVERSIFIED
Iron ore	2,175	$9.0	4,330	$11.6
Other mining assets	589	2.4	332	0.8
Oil	6,254	22.9	14,317	34.0
Gas	3,217	16.8	3,700	12.6
NGL	1,462	4.2	1,819	5.3
	13,697	$55.3	24,498	$64.3
GEOs and revenue from royalty, stream and working interests	141,656	$592.8	120,063	$318.6
Interest revenue and other interest income	—	$4.5	—	$2.4
Total GEOs and revenue	141,656	$597.3	120,063	$321.0

Annual GEOs sold and revenue by commodity
	2025		2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	366,265	$1,275.8	295,193	$706.9
Silver	63,697	235.6	48,489	117.8
PGM	10,178	37.3	11,628	28.3
	440,140	$1,548.7	355,310	$853.0
DIVERSIFIED
Iron ore	12,711	$43.7	22,314	$50.5
Other mining assets	3,804	12.4	3,555	8.2
Oil	39,665	118.8	59,030	128.6
Gas	15,294	65.4	15,147	44.1
NGL	7,492	19.6	7,978	20.3
	78,966	$259.9	108,024	$251.7
GEOs and revenue from royalty, stream and working interests	519,106	$1,808.6	463,334	$1,104.7
Interest revenue and other interest income	—	$14.2	—	$8.9
Total GEOs and revenue	519,106	$1,822.8	463,334	$1,113.6

In Q4 2025, we recognized revenue of $597.3 million, an increase of 86% from Q4 2024, and sold 141,656 GEOs, an increase of 18% from Q4 2024. We benefited from record gold and silver prices during the quarter, strong production from Antamina and South Arturo, and contributions from Precious Metal assets which were acquired or commenced production over the past year. Revenue from our Diversified assets was lower than in Q4 2024, due to lower oil prices. The outperformance of the gold price relative to our other commodities also resulted in a reduction in GEOs reported from our Diversified assets.

Precious Metal assets accounted for 90% of our revenue in Q4 2025 (71% gold, 17% silver, and 2% PGM). Revenue was sourced 89% from the Americas (44% South America, 21% Canada, 15% U.S. and 9% Central America & Mexico).

Portfolio Additions

●	Acquisition of Royalty Portfolio from Victoria Gold Corp.– Canada and U.S.: Subsequent to year-end, on February 24, 2026, we agreed to acquire a portfolio of six royalties previously held by Victoria Gold Corp. for total cash consideration of C$55 million (approximately $40.1 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buydown at the operator’s election) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property both in the Yukon. The portfolio also includes a milestone payment royalty on i-80 Gold Corp.’s Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon. Closing of the transaction is expected to occur in H1 2026.
●	Acquisition of Royalty on Bullabulling Gold Project with Minerals 260 – Australia: Subsequent to year-end, on February 22, 2026, we agreed to acquire, through a wholly-owned Australian subsidiary, a A$170 million (approximately $120 million) gross royalty from Minerals 260 Limited to support its development of the Bullabulling gold project located in Western Australia. The royalty consists of a 1.45% gross royalty over certain tenements on which Franco-Nevada already held a 1.00% royalty and a new 2.45% gross royalty over tenements where Franco-Nevada did not already hold an existing royalty. Upon production of an aggregate 4.0 Moz Au from royalty lands, the royalties, in aggregate, will step down from 2.45% to 1.63%. A$75 million ($53.3 million) was funded on February 26, 2026, and the remaining A$95 million (approximately $67.0 million) will be funded upon obtaining approval from the Foreign Investment Review Board. Additionally, Franco-Nevada subscribed for A$50 million ($35.5 million) of Minerals 260’s ordinary shares at a price of A$0.45 per share.
●	Acquisition of Royalty with i-80 Gold Corp – Nevada, U.S.: Subsequent to year-end, on February 12, 2026, we agreed to acquire, through a wholly-owned U.S. subsidiary, a $250 million NSR from i-80 Gold. The royalty consists of a 1.5% NSR increasing to 3.0% in 2031 on all minerals produced from Granite Creek, the Ruby Hill Complex (including Archimedes and Mineral Point), Cove and Lone Tree. Funding of the upfront payment of $225 million will be made upon closing, with a further $25 million payment subject to completion of 2026 budgeted spending at Mineral Point. Closing of the transaction is subject to customary conditions and is expected to occur in March 2026.
●	Acquisition of Stream on Casa Berardi Gold Mine – Quebec, Canada: Subsequent to year-end, on January 26, 2026, we agreed to acquire, through a wholly-owned Canadian subsidiary, a $100 million gold stream from Orezone Gold Corporation to support their acquisition of Hecla Mining’s producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project. Stream deliveries to Franco-Nevada consist of fixed deliveries of 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by variable deliveries of 5.0% of gold produced from Casa Berardi and other Quebec assets, and 2.5% of gold produced from Heva-Hosco. Gold ounces delivered will be subject to an ongoing payment of 20% of spot price. Closing of the stream transaction is expected in March 2026.

●	Acquisition of Royalty on Yilgarn Star Gold Mine – Australia: On December 24, 2025, we acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on 75% of all ounces produced and sold on Barto Gold Mining Pty Ltd’s Yilgarn Star gold project for $4.7 million (A$7.0 million), plus a contingent cash payment of $1.0 million (A$1.5 million).

Cobre Panamá Update

Cobre Panamá remains in a phase of Preservation and Safe Management (“P&SM”) with production halted. During Q4 2025, as part of the P&SM plan approved by the government of Panama (the “GOP”), the power plant was restarted, with Unit 2 hot-commissioned and synchronized to the national grid and the commissioning of Unit 1 ongoing. In addition, the integral audit, carried out by SGS Global, is ongoing and is anticipated to be concluded in April 2026.

In January 2026, President José Raúl Mulino announced that the GOP will authorize the removal, processing and export of stockpiled ore. First Quantum awaits formal approvals to undertake these activities, which will be carried out in coordination with the GOP and in strict compliance with the P&SM plan. The processing of stockpiled ore does not constitute a mine reopening. On a preliminary basis, it is currently anticipated that processing of stockpiled ore could commence about three months after receiving official regulatory notice to proceed and would require approximately one year to process the stockpiled ore. Approximately 70,000 tonnes of copper is expected to be produced from the stockpiled ore which would result in the delivery of approximately 23,100 gold ounces and 265,000 silver ounces to Franco-Nevada. As the processing of the stockpiled ore is pending formal approval by the GOP, these GEOs are not included in our 2026 guidance. Timing of the receipt of such deliveries depends on the timing of formal approval by the GOP.

Sustainability Updates

We continue to demonstrate strong sustainability performance and rank highly among leading ESG rating agencies, including recognition by Sustainalytics as a Global ESG Leader for 2026 and being named by Corporate Knights as one of the 2026 Global 100 Most Sustainable Corporations. In Q4 2025, our community contributions included advancing multi-year community investments to support reforestation and community infrastructure at Tocantinzinho in Brazil in partnership with G Mining Ventures, and supporting an anti-anemia health initiative at Antapaccay in Peru with Glencore.

Dividend Increase for 2026

As previously announced on January 12, 2026, Franco-Nevada raised its quarterly dividend to US$0.44 per share and declared a quarterly dividend payable on March 26, 2026 to shareholders of record on March 12, 2026. This is a 16% increase from the previous US$0.38 per share quarterly dividend and marks the 19th consecutive annual increase for Franco-Nevada shareholders. The increased dividend is intended to be effective for the full 2026 fiscal year. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 16.1% yield on their cost base.

Guidance and Outlook

Our 2026 guidance and five-year outlook are based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

Our 2026 guidance and five-year outlook are based on the following assumed commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

2026 Guidance

Beginning in 2026, we will be adopting fixed GEO conversion ratios based on the pricing assumptions outlined in our 2026 guidance. This methodology replaces our previous variable GEO conversion ratios based on prevailing market prices and is intended to make our GEO guidance better reflect production volumes.

Our Total GEOs are expected to range from 510,000 to 570,000 ounces, with approximately 90% from Precious Metal assets and 10% from our Diversified assets. The anticipated increase in our Precious Metal GEOs reflects the first full year of contribution from Côté Gold, Porcupine, and Valentine Gold, the continued ramp-up of Salares Norte and Greenstone, and the recent acquisitions of the Casa Berardi stream and i-80 royalty. With respect to our Diversified revenue, the commodity breakdown is expected to be approximately 50% oil and liquids, 25% natural gas and 25% iron ore and other minerals.

We have not assumed any contributions from Cobre Panamá in our 2026 guidance. As further discussed above, First Quantum is awaiting formal approval to process stockpiled ore, which would produce approximately 70,000 tonnes of copper and result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces. The timing of stream deliveries would depend on when formal approval is received.

Given the volatility in commodity prices, we are also providing volume-based guidance for our Precious Metal assets. The table below presents our guidance for 2026:

	2026 GEO Sales Guidance (1) (2)	2025 Actual
Commodity
Gold ounces sold	360,000 to 400,000 ounces	366,265 gold ounces
Silver ounces sold	4.7 to 5.5 million ounces	5.4 million silver ounces
PGMs ounces sold	32,000 to 37,000 ounces	28,374 PGMs ounces
Diversified revenue	$245 to $285 million	$259.9 million
Gold Equivalent Ounces Sold
Total	510,000 to 570,000 GEOs	519,106 GEOs
1	Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. Starting in 2026, actual GEOs will be calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance and outlook reflect contributions from acquisitions we entered into subsequent to year-end as of the date of this news release but does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance and outlook do not reflect any buyback options which may be exercised at the discretion of our operators with the exception of the Cascabel buybacks as further detailed below.

Five-Year Outlook

For 2030, we expect Total GEOs to range between 555,000 and 615,000 GEOs. Our outlook assumes the start of production at Cascabel, Copper World, Eskay Creek, Stibnite Gold and Rebecca-Roe. It also reflects planned expansions at Detour Lake, Magino and Castle Mountain Phase 2, and the development of the Coroccohuayco project at Antapaccay. These production increases are expected to be partly offset by the step-down at Candelaria and Antapaccay, and a decrease in production at Subika (Ahafo South). For our Energy assets, we anticipate continued production growth at our Haynesville, SCOOP/STACK and Permian interests, and expect steady-state production from our Canadian assets.

We have not assumed any contributions from Cobre Panamá in our five-year outlook. Should production restart, there is potential for materially higher GEOs, depending on the conditions of such restart. Based on the average of the next five years of the Cobre Panamá mine plan which was in place at the time of suspension, the stream has the potential to contribute as much as 150,000 to 175,000 GEOs to Franco-Nevada annually once the mine has ramped up to full capacity.

Q4 2025 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 127,959 GEOs, an increase of 34% from 95,565 GEOs in Q4 2024. This was primarily due to robust production at Antamina and South Arturo, and contributions from our recently acquired interests in Côté Gold, Western Limb, and Porcupine.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q4 2025 were lower than those sold in Q4 2024 mainly due to lower mine production this year compared to last year’s planned higher-grade ore from Phase 11. For 2026, we forecast between 57,500 and 67,500 GEOs sold, compared to 68,273 ounces sold in 2025. Lundin Mining expects lower underground mining rates in H1 2026 as it insources the underground mining contract, and higher production in H2 2026 due to higher expected grades from Phase 12.
●	Antapaccay (gold and silver stream) – GEOs sold in Q4 2025 were higher than those sold in Q4 2024, with deliveries having caught up from delays experienced earlier in the year. For 2026, we anticipate GEOs sold to decrease from 45,488 GEOs in 2025 to between 30,000 and 40,000 GEOs based on mine sequencing.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q4 2025 were higher than in Q4 2024. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments. For 2026, we anticipate an increase in silver ounces to between 3.5 and 3.7 million silver ounces, compared to 3.2 million silver ounces sold in 2025, due to mine sequencing and anticipated higher silver grades.
●	Tocantinzinho (gold stream) – GEOs sold in Q4 2025 were higher than Q4 2024, reflecting continued optimization initiatives at the mine and improved plant productivity. For 2026, we expect a modest increase in deliveries as higher-grade mineralization becomes available in accordance with the mine plan. In November 2025, after arranging a credit facility with a syndicate of commercial banks, G Mining Ventures Corp. repaid our term loan which had an outstanding balance of $79.9 million at the time of the repayment.
●	Condestable (gold and silver stream) – In January 2026, Rio2 Limited completed the acquisition of the Condestable mine, which was previously held by Southern Peaks Mining L.P., a private company. Rio2 is evaluating a 20% to 40% increase in permitted capacity of the underground mine and is evaluating the development of an open pit. While production at the mine is expected to increase, we anticipate lower deliveries starting in 2026 following the end of the 5-year fixed delivery period.
●	Salares Norte (1-2% royalties) – Salares Norte achieved commercial production in Q3 2025 and ramped up to steady-state levels of production in Q4 2025. The mine produced 397,000 gold equivalent ounces in 2025, exceeding its 2025 production guidance. For 2026, Salares Norte is expected to produce between 525,000 and 550,000 gold equivalent ounces from royalty grounds covered by our 1% NSR.

●	Yanacocha (1.8% royalty) – In February 2026, Newmont announced it had indefinitely deferred the Yanacocha Sulfides project. Newmont has reiterated its commitment to Peru, in particular to the Quilish and Conga deposits, both of which Franco-Nevada has a royalty on. Since our acquisition of the royalty in 2024, Yanacocha has significantly outperformed compared to our initial expectations at the time of the acquisition, with oxide re-leaching delivering significantly higher production. Production at Yanacocha in 2025 of 515,000 ounces again exceeded Newmont’s guidance due to the successful use of patented injection leaching technology. Newmont’s production guidance for 2026 is 460,000 gold ounces, continuing as a leach-only operation. Newmont announced the extension of mining operations at site through 2026 and 2027, adding additional ounces in early 2027 with potential for further production extensions.
●	Cascabel (gold stream and 0.5% royalty) – On March 4, 2026, SolGold plc and a subsidiary of Jiangxi Copper Company Limited (“JCC”) completed the acquisition of SolGold by JCC. In February 2026, Franco-Nevada was notified that SolGold and JCC were exercising their option to buyback 50% of the Cascabel stream and 50% of the Cascabel NSR. As a result, Franco-Nevada expects to receive the equivalent of approximately $40.7 million (net of the ongoing payment) as a one-time delivery of gold ounces for the 50% buyback of the Cascabel stream, and approximately $97.5 million in cash for the 50% buyback of the Cascabel NSR. The Cascabel stream will be reduced to 7.0% of gold produced (stepping down to 4.2% after 262,500 ounces of gold have been delivered), and the NSR will be reduced to 0.5% on all minerals produced, subject to adjustments based on the production rate.

Central America & Mexico:

●	Guadalupe-Palmarejo (50% gold stream) – In February 2026, Coeur Mining announced an increase in gold mineral reserves of 40%, extending the mine life by approximately five years. For 2026, we anticipate deliveries of between 47,500 and 52,500 GEOs, in line with 50,609 GEOs sold in 2025, reflecting a similar proportion of Palmarejo’s production being mined from ground covered by our stream.
●	Cobre Panamá (gold and silver stream) – Subsequent to year-end, in February 2026, we received approximately 900 GEOs in connection with the sale of concentrate that had remained on site when production was suspended in November 2023. First Quantum is awaiting formal government approval for the processing of stockpiled ore, as further detailed above. Approximately 70,000 tonnes of copper is expected to be produced from the stockpiled ore which would result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces.

Canada:

●	Côté Gold (7.5% GMR) – After having achieved nameplate throughput capacity in June 2025, production at the mine is expected to increase from 399,800 gold ounces in 2025 to between 390,000 and 440,000 ounces in 2026 on a 100% basis. IAMGOLD expects to release an expansion plan in Q4 2026 which will outline an increase to the plant throughput targeting the Côté and Gosselin deposits together as a single pit. Franco-Nevada’s royalty is subject to a buyback option in two equal tranches of 25%, exercisable at the option of IAMGOLD and Sumitomo Metal Mining.
●	Detour Lake (2% royalty) – Agnico Eagle expects to reach production of 1 Moz per annum in 2031 for approximately 14 years and is evaluating the potential for a third processing line which could lift annual production above the 1Mozpa level. The successful completion of the drilling program on a high-grade mineralized corridor in the West Pit zone has further strengthened confidence in the Detour Lake underground project. The ramp for the underground project commenced in July 2025.
●	Hemlo (50% NPI and 3% NSR) – We earned 4,398 GEOs in Q4 2025 from Hemlo, reflecting the significant leverage of the NPI royalty to higher gold prices. Since completing its acquisition of the Hemlo mine in November 2025, Hemlo Mining Corp has initiated a 130,000-metre exploration drilling program which is expected to serve as the foundation for an updated technical report to be released in H2 2027. Hemlo Mining also plans to increase the underground mining rate to maximize the hoisting capacity which currently operates at approximately 60% capacity.
●	Porcupine (4.25% royalty) – Discovery Silver expects to produce between 260,000 and 300,000 gold ounces in 2026, reflecting higher output at Hoyle Pond and Borden, as well as increased production from open pit sources, including both Pamour and Hollinger. During the quarter, Discovery Silver reported strong exploration results at all operations, including multiple high-grade intersections from resource conversion and extension drilling at Hoyle Pond and Borden, favourable drill results within and along strike of current resources at Pamour, and encouraging results from district exploration drilling at Owl Creek.
●	Magino and Island Gold (0.62-3% royalty) – Alamos Gold reported the results of an expansion study which incorporates a 30% increase in mineral reserves and outlines an expansion of the Magino mill to 20,000 tpd. Production is expected to increase to 534,000 gold ounces annually over 10 years post expansion.
●	Valentine Gold (3% royalty) – Equinox Gold reported that its Valentine Gold mine averaged 90% of nameplate capacity in Q4 2025. Once operating at design capacity, Valentine Gold is expected to produce between 175,000 and 200,000 ounces of gold annually. Equinox Gold is working on completing a feasibility study to increase processing throughput, which would increase annual production to 225,000 to 250,000 ounces.

●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that production at East Gouldie is expected to commence in Q1 2026. Agnico Eagle is evaluating a second shaft in its potential ramp up to 1 Moz per annum starting in 2033. It is estimated that Franco-Nevada’s East Gouldie claims cover approximately 24% of the East Gouldie reserve, with drilling continuing to extend East Gouldie to the east in both the upper and lower portions of the deposit.

U.S.:

●	Stillwater (5% royalty) – Sibanye-Stillwater reported that profitability of its US PGM operations has improved as a result of higher PGM prices and lower all-in sustaining costs. Sibanye-Stillwater is expecting to reopen Stillwater West in 2028, doubling current production levels. For 2026, US PGM operations are expected to produce between 280,000 and 300,000 platinum and palladium ounces, consistent with 2025 production.
●	South Arturo (4-9% royalties) – We earned 6,088 GEOs from South Arturo in Q4 2025 as Nevada Gold Mines mined the South Arturo pit, in line with the Carlin mine plan. We expect another strong year in 2026 as the open pit will remain a focus for the Carlin operations.
●	Bald Mountain (1-5% royalties) – In January 2026, Kinross announced its decision to proceed with the Redbird 2 project, which, along with five additional satellite pits, is expected to incrementally produce a total of 640,000 gold ounces and extends the mine life to 2032.
●	Arthur Gold (1% royalty) – AngloGold Ashanti released the results of a pre-feasibility study supporting an initial nine-year mine life with an estimated average annual production of approximately 500,000 gold ounces (with production front-loaded of approximately 800,000 gold ounces per year) supported by a maiden Merlin Mineral Reserve of 4.9 million ounces (88Mt @ 1.75g/t). AngloGold is continuing to drill to expand the resource and has outlined a pathway to 18 to 20 million ounces when including the Silicon Mineral Resource and additional resource conversion and exploration potential at Merlin.
●	Copper World (2.085% royalty) – In January 2026, Hudbay closed the investment from Mitsubishi Corporation for a 30% joint venture interest in Copper World for $600 million. Mitsubishi will also fund its pro-rata 30% share of future equity capital contributions required to construct Copper World. Hudbay expects a sanction decision with respect to Copper World in 2026. Franco-Nevada has certain contingent payments to previous holders of the Copper World royalties, part of which are expected to be due in 2026.

Rest of World:

●	Western Limb (gold and platinum stream) – Deliveries of gold and platinum ounces from our Western Limb operations are expected to be relatively consistent with 2025, where we received and sold 16,933 gold ounces and 9,185 platinum ounces. We expect GEO sales to benefit from higher platinum prices when compared to 2025 based on our current price assumptions.
●	Subika (Ahafo) (2% royalty) – Payments from our Subika (Ahafo) royalty are expected to decrease relative to 2025 as mining activities in the Subika open pit were completed as planned in Q3 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground.
●	Séguéla (0.6% royalty) – Fortuna Mining reported a 31% increase in mineral reserves, with the addition of the Sunbird underground deposit. Fortuna is expecting a plant expansion study in Q2 2026 to potentially increase production from approximately 165,000 to 200,000 gold ounces per year.
●	Rebecca-Roe (1.5% royalty) – Ramelius Resources expects production at Rebecca-Roe to commence in late 2028 following the release of a definitive feasibility study in October 2025 with a financial investment decision. Rebecca-Roe has Mineral Reserves of 1.1 million ounces (25 Mt at 1.4g/t).

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $55.3 million in revenue, compared to $64.3 million in Q4 2024. When converted to GEOs, our Diversified assets contributed 13,697 GEOs, compared to 24,498 GEOs in Q4 2024.

Other Mining:

●	Taca Taca (1.08% royalty) – On February 19, 2026, First Quantum released a 43-101 Technical Report for the Taca Taca deposit in Argentina. The report outlined initial processing capacity of 40 Mpta with an expansion to 60 Mtpa in the fifth year of operation, with average annual production of 291,000 tonnes of copper and 133,000 ounces of gold in the first ten years of operation. First Quantum is expecting approval of the Environmental and Social Impact Assessment and critical water permit and is preparing an application to RIGI in H1 2026.
●	Vale Royalty (iron ore royalty) – Attributable sales from our Vale royalty are expected to increase in 2026 compared to 2025, reflecting a first full year of contributions from the Southeastern System where the cumulative sales threshold of 1.7 billion tonnes of iron ore was reached in April 2025.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q4 2025 was lower than in Q4 2024. Production in 2025 was constrained as IOC focused on pit health and sent lower ore feed to the concentrator. Rio Tinto expects an increase in iron ore production at IOC, with 15 to 18 Mt of iron ore in 2026 compared to 16 Mt sold in 2025.

●	Autazes – Brazil Potash Corp. reported the receipt of deferral water extraction rights, the commencement of indigenous community partnership work, and the advancement of construction financing initiatives at its Autazes potash project, located in Brazil. Franco-Nevada has an option to acquire a 4% gross revenue royalty on the Autazes project.
●	Crawford Nickel (2% royalty) – Canada Nickel Company announced in January 2026 that the Province of Ontario has formally named the Crawford Nickel Project under the province’s One Project, One Process framework. In November 2025, the project was officially referred to the Major Projects Office by the Government of Canada. Canada Nickel Company formally commenced the federal Impact Assessment in March 2026 and expects a federal permitting decision by summer 2026.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests decreased compared to Q4 2024. The decrease was largely driven by lower realized oil prices and lower production from our Permian assets, partly offset by higher realized gas prices at our Haynesville and Marcellus assets. For 2026, we anticipate production growth from our SCOOP/STACK and Haynesville interests when compared to 2025, offset by softer gas prices based on our current price assumptions.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was lower than in Q4 2024 due to lower oil prices. For 2026, production from the Weyburn Unit is forecasted to remain relatively constant year-over-year.

Shareholder Information and Details for 2025 Year-End Conference Call

The complete Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2025 year-end results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	March 11th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

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Webcast:	www.franco-nevada.com
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Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Bonavie Tek
Chief Financial Officer	VP, Finance and Investor Relations
(416) 306-6303	(416) 306-6309
info@franco-nevada.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any ongoing or future audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”) and Net Gold Equivalent Ounces (“Net GEOs”):
●	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q4 2025, the average commodity prices were as follows: $4,145/oz gold (Q4 2024 - $2,662), $54.83/oz silver (Q4 2024 - $31.34), $1,682/oz platinum (Q4 2024 - $966) and $1,474/oz palladium (Q4 2024 - $1,011), $105/t Fe 62% CFR China (Q4 2024 - $105), $59.14/bbl WTI oil (Q4 2024 - $70.27) and $4.07/mcf Henry Hub natural gas (Q4 2024 - $2.99). For 2025, the average commodity prices were as follows: $3,435/oz gold (2024 - $2,387), $39.94/oz silver (2024 - $28.24), $1,277/oz platinum (2024 - $955) and $1,149/oz palladium (2024 - $983), $102/t Fe 62% CFR China (2024 - $110), $64.80/bbl WTI oil (2024 - $75.72) and $3.62/mcf Henry Hub natural gas (2024 - $2.41).
●	Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	For the year ended December 31, 2025
GEOs	126,585	112,093	138,772	141,656	519,106
Less:
Cash Costs	$38.5	$33.5	$47.2	$49.6	$168.8
Divided by: Average gold price per ounce	$2,863	$3,279	$3,456	$4,145	$3,425
	13,447	10,217	13,657	11,966	49,287
Net GEOs	113,138	101,876	125,115	129,690	469,819

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	For the year ended December 31, 2024
GEOs	122,897	110,264	110,110	120,063	463,334
Less:
Cash Costs	$33.6	$29.1	$31.9	$34.4	$129.0
Divided by: Average gold price per ounce	$2,072	$2,338	$2,477	$2,662	$2,369
	16,216	12,447	12,878	12,923	54,464
Net GEOs	106,681	97,817	97,232	107,140	408,870

2.	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the year ended December 31, 2025 dated March 10, 2026 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment losses and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$367.7	$175.4	$1,112.1	$552.1
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7
Tax effect of adjustments	1.2	(0.4)	4.6	(2.4)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	—	49.1
Change in unrecognized deferred income tax assets	—	0.3	—	(1.1)
Adjusted Net Income	$356.2	$183.3	$1,075.2	$618.1
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4
Adjusted Net Income per share	$1.85	$0.95	$5.58	$3.21

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024	2025	2024
Adjusted Net Income	$356.2	$183.3	$1,075.2	$618.1
Revenue	597.3	321.0	1,822.8	1,113.6
Adjusted Net Income Margin	59.6%	57.1%	59.0%	55.5%

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$367.7	$175.4	$1,112.1	$552.1
Income tax expense	100.6	46.8	303.9	211.8
Finance expenses	0.8	0.7	3.1	2.6
Finance income	(2.5)	(13.5)	(28.2)	(60.6)
Depletion and depreciation	87.3	60.0	306.7	225.3
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7
Adjusted EBITDA	$541.2	$277.4	$1,656.1	$951.6
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4
Adjusted EBITDA per share	$2.81	$1.44	$8.59	$4.95

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024	2025	2024
Adjusted EBITDA	$541.2	$277.4	$1,656.1	$951.6
Revenue	597.3	321.0	1,822.8	1,113.6
Adjusted EBITDA Margin	90.6%	86.4%	90.9%	85.5%

3.	AVAILABLE CAPITAL: Available Capital comprises our cash and cash equivalents of $670.9 million as at December 31, 2025, our equity investments (excluding our long-term investment in Labrador Iron Ore Company of Canada) of $967.3 million as at December 31, 2025, the amount available to borrow under our $1.0 billion revolving credit facility and its accordion of $500.0 million as of the date of this news release.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$670.9	$1,451.3
Receivables	241.9	151.8
Gold and silver bullion and stream inventory	40.1	96.8
Loans receivable	—	5.9
Other current assets	68.5	11.0
Current assets	$1,021.4	$1,716.8

Royalty, stream and working interests, net	$6,043.1	$4,098.8
Investments	1,141.3	325.5
Loans receivable	—	104.1
Deferred income tax assets	23.2	30.8
Other assets	12.4	54.4
Total assets	$8,241.4	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities	$44.9	$28.7
Income tax liabilities	78.1	38.8
Current liabilities	$123.0	$67.5

Deferred income tax liabilities	$440.7	$238.0
Income tax liabilities	33.8	19.8
Other liabilities	8.6	8.5
Total liabilities	$606.1	$333.8

SHAREHOLDERS’ EQUITY
Share capital	$5,803.4	$5,769.1
Contributed surplus	21.6	23.0
Retained earnings	1,379.8	486.5
Accumulated other comprehensive gain (loss)	430.5	(282.0)
Total shareholders’ equity	$7,635.3	$5,996.6
Total liabilities and shareholders’ equity	$8,241.4	$6,330.4

The consolidated financial statements and accompanying notes can be found in our 2025 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
Revenue
Revenue from royalty, streams and working interests	$592.8	$318.6	$1,808.6	$1,104.7
Interest revenue	4.5	2.4	14.2	8.3
Other interest income	—	—	—	0.6
Total revenue	$597.3	$321.0	$1,822.8	$1,113.6

Costs of sales
Costs of sales	$49.6	$34.4	$168.8	$129.0
Depletion and depreciation	87.3	60.0	306.7	225.3
Total costs of sales	$136.9	$94.4	$475.5	$354.3
Gross profit	$460.4	$226.6	$1,347.3	$759.3

Other operating expenses (income)
General and administrative expenses	$7.7	$11.0	$35.3	$32.9
Share-based compensation expenses	0.7	1.0	16.9	8.0
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Gain on sale of gold and silver bullion	(1.9)	(2.8)	(54.3)	(7.9)
Total other operating (income) expenses	$6.5	$9.2	$(6.9)	$32.7
Operating income	$453.9	$217.4	$1,354.2	$726.6
Foreign exchange gain (loss) and other income (expenses)	$12.7	$(8.0)	$36.7	$(20.7)
Income before finance items and income taxes	$466.6	$209.4	$1,390.9	$705.9

Finance items
Finance income	$2.5	$13.5	$28.2	$60.6
Finance expenses	(0.8)	(0.7)	(3.1)	(2.6)
Net income before income taxes	$468.3	$222.2	$1,416.0	$763.9

Income tax expense	100.6	46.8	303.9	211.8
Net income	$367.7	$175.4	$1,112.1	$552.1

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$45.4	$(103.9)	$91.2	$(131.3)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax	291.5	(1.1)	696.3	40.4
Other comprehensive income (loss), net of taxes	$336.9	$(105.0)	$787.5	$(90.9)

Comprehensive income	$704.6	$70.4	$1,899.6	$461.2

Earnings per share
Basic	$1.91	$0.91	$5.77	$2.87
Diluted	$1.90	$0.91	$5.76	$2.87
Weighted average number of shares outstanding
Basic	192.8	192.5	192.7	192.4
Diluted	193.2	192.5	193.0	192.6

The consolidated financial statements and accompanying notes can be found in our 2025 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	$367.7	$175.4	$1,112.1	$552.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	87.3	60.0	306.7	225.3
Share-based compensation expenses	1.5	1.2	6.3	5.4
Impairment reversal	—	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Unrealized foreign exchange loss	2.5	5.0	(10.4)	12.9
Deferred income tax expense	25.2	2.3	108.1	66.3
Gain on sale of gold and silver bullion	(1.9)	(2.8)	(54.3)	(7.9)
(Gain) loss on derivative financial instruments	(14.2)	2.0	(32.7)	6.0
Other non-cash items	(8.8)	0.4	(10.3)	(4.2)
Gold and silver bullion from royalties received in-kind	(55.4)	(20.3)	(117.0)	(72.7)
Proceeds from sale of gold and silver bullion	12.4	13.3	221.0	42.6
Changes in other assets	—	—	—	(17.4)
Operating cash flows before changes in non-cash working capital	$416.3	$236.5	$1,524.7	$808.1
Changes in non-cash working capital:
Increase in receivables	$(51.2)	$(18.1)	$(90.1)	$(40.8)
(Increase) decrease in other current assets	11.6	4.9	(4.7)	15.6
Increase in accounts payable and accrued liabilities	49.8	19.7	63.8	46.6
Net cash provided by operating activities	$426.5	$243.0	$1,493.7	$829.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(34.2)	$(4.3)	$(2,191.6)	$(406.0)
Proceeds from repayment of loan receivable	104.1	—	114.1	28.9
Proceeds from sale of investments	—	9.3	109.9	23.3
Acquisition of investments	(5.0)	(35.6)	(60.3)	(74.5)
Acquisition of property and equipment	(0.2)	(0.1)	(2.4)	(0.2)
Acquisition of energy well equipment	(0.6)	(0.4)	(2.7)	(1.8)
Advances of loans receivable	—	—	—	(118.2)
Proceeds from disposal of royalty interests	—	—	—	11.2
Net cash provided by (used in) investing activities	$64.1	$(31.1)	$(2,033.0)	$(537.3)

Cash flows used in financing activities
Payment of dividends	$(70.6)	$(62.1)	$(275.1)	$(242.4)
Proceeds from draw down of Corporate Revolver	—	—	175.0	—
Repayment of Corporate Revolver	—	—	(175.0)	—
Proceeds from exercise of stock options	0.3	0.1	7.7	2.8
Revolving credit facility amendment costs	—	—	—	(0.8)
Net cash used in financing activities	$(70.3)	$(62.0)	$(267.4)	$(240.4)
Effect of exchange rate changes on cash and cash equivalents	$13.9	$(15.9)	$26.3	$(22.4)
Net change in cash and cash equivalents	$434.2	$134.0	$(780.4)	$29.4
Cash and cash equivalents at beginning of year	$236.7	$1,317.3	$1,451.3	$1,421.9
Cash and cash equivalents at end of year	$670.9	$1,451.3	$670.9	$1,451.3

Supplemental cash flow information:
Income taxes paid	$22.0	$17.2	$162.0	$73.8
Dividend income received	$1.8	$3.3	$8.7	$12.6
Interest and standby fees paid	$1.4	$0.6	$4.0	$2.1

The consolidated financial statements and accompanying notes can be found in our 2025 Annual Report available on our website

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